12 February 2008
Ms. Anne Nguyen Parker, Branch Chief
Ms. Donna Levy, Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington D.C. 20549

Re:	File Number 333-146853, Originally Filed 17 January 2008 Ausam Energy Corporation, Amendment 2 to the Registration Statement on Form S-1
Dear Ms. Parker and Ms. Levy:
Given that the Ausam Energy Corporation (“Ausam” or the “Company”) has submitted Amendment 2 to the Registration Statement on Form S-1 on 12 February 2008 and that the Company’s financial statements included in Amendment 2 of Form S-1 are dated 30 September 2007, we hereby respectfully request acceleration of the effective date of our registration statement on Form S-1 (File number 333.146853) to 3:00 p.m. E.S.T. on 14 February 2008.
In connection with the request, we acknowledge the following:
1.	Should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the registration statement effective, the declaration does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission, or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve Ausam from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

3.	Ausam may not assert staff comments and the declaration of effectiveness as a defense in any proceeding that may be initiated by the Commission, or any person, under the federal securities laws of the under of the United States.
I appreciate your taking the time to discuss our inquiries and the clarification you provided. The company can be most easily contacted on 1.832.678.2200 or by fax on 1.832.675.2205 as noted below.
Sincerely,
Ausam Energy Corporation

By: /s/ Mark G. Avery
Mark G. Avery
President and Chief Executive Officer

13103 FM 1960 West — Suite 210	Tel: 1.832.678.2200
Houston, Texas 77065	Fax: 1.832.678.2205